UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of MARCH, 2008.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date: March 13, 2008                       /s/ Douglas Turnbull
     ------------------------------        -------------------------------------
                                           Douglas Turnbull,
                                           President & CEO



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CENTRASIA MINING CORP.
Suite 300, 1055 West Hastings Street, Vancouver, BC  V6E 2E9
Telephone: (604) 688-4110  /  Fax:  (604) 688-4169
Website  www.centrasiamining.com

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MARCH 13, 2008                                 TRADING SYMBOLS:     TSXV - CTM
                                                                   OTCBB - CTMHF
                                                               FRANKFURT - C8M


                  CARY PINKOWSKI TO BECOME PRESIDENT AND C.E.O.

           CENTRASIA MINING TO CHANGE NAME TO KOLA MINING CORPORATION

VANCOUVER, B.C., The Board of Directors of Centrasia Mining Corp. is pleased to announce the appointment of Mr. Cary Pinkowski to the position of President and Chief Executive Officer, replacing Mr. Douglas Turnbull, effective immediately. Turnbull states "Although I have had to step aside to address a personal family matter, I have great confidence in Cary's ability to take the leading role in the management of the company. Cary's energy, vision and passion for Russia have been key factors in our success to date. As a director, I will continue to support Cary and provide guidance during the next phase of the company's growth."

Mr. Turnbull will remain a Director of Centrasia Mining, and the Company wishes to thank Mr. Turnbull for his leadership and vision over the past 2 years.

With a wealth of experience in developing projects in Mongolia, Central Asia and Russia, Mr. Pinkowski compliments an impressive technical team and is well suited to guide the company in the next phases of development and exploration. Cary Pinkowski has over 18 years of experience in North American and EU capital markets focused on natural resource and mining industries. He brings a history of achievement from his years with Canaccord Capital. He is the founder and Chairman of CP Capital Group and founder of Entree Gold, Inc. He was instrumental in the acquisition of the Shivee Tolgoi (Lookout Hill) copper-gold project in Mongolia. He maintains residences in Vancouver and Moscow.

"We are very pleased to have Cary take on this leadership role of our Company." states Nick DeMare, Centrasia's C.F.O. "He brings a strong business background coupled with extensive business experience in identifying properties or merit and raising necessary development capital. He will provide Kola Mining with the knowledge and experience to identify and develop opportunities that will be invaluable to the Company's future growth."

Centrasia Mining Corp. ("Centrasia" or the "Company") announces the change of name to Kola Mining Corp. to better reflect its strategy of scaling operational competencies in the Kola Peninsula of Russia. The company continues to advance its Souker Nickel Asset and is evaluating additional acquisitions in the region. KM intends to expand operations, as the Kola is one of the world's top mining regions. Infrastructure is excellent; electricity, water, roads, rail, ports, and knowledgeable labour are abundant.

Kola Mining will be listed for trading on the TSX Venture shortly under the symbol "KM". To find out more about Kola Mining Corp., please visit the company website at www.kolamining.com.


On behalf of the Board of Directors of KOLA MINING CORP.

/s/ NICK DEMARE
_______________
Nick DeMare
C.F.O

            The TSX Venture Exchange does not accept responsibility
               for the adequacy or the accuracy of this release.

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